UNITED STATES
	               SECURITIES AND EXCHANGE COMMISSION
	                     Washington, D.C. 20549

	                          Schedule 13D
	           Under the Securities Exchange Act of 1934
	                      (Amendment No.  19)*

	                   First Financial Fund, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 320228109
                               (CUSIP Number)

                           Stephen C. Miller, Esq.
                         Krassa, Madsen & Miller, LLC
                          1680 38th Street, Suite 800
                           Boulder, Colorado  80301
                                (303) 444-5483
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            December 13, 2000
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
-------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,795,100
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.29%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
     1,922,200
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	7.81%
-------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
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Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,400
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	7.81%
-------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		Kansas
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,697,900
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	6.89%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,290,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,290,100
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,290,100
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.24%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    100
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.00041%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


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CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,290,200
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,290,200
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,290,200
-------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.24%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power	            0
Shares Bene-
ficially 		8.	Shared Voting Power	      0
Owned by Each
Reporting		9.	Sole Dispositive Power	      0
Person With
			10.	Shared Dispositive Power 	0
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person   0
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	 0%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		  IN
-------------------------------------------------------------------------



               Amendment No. 19 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the
"Company"). Items 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the
"Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the
Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"),  the
John S. Horejsi Trust (the "John Trust"), and the Susan L.
Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Susan Trust to purchase the Shares as reported in Item 5(c) was $2,458,911.20.
Such funds were provided by the Susan Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	The Susan Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On December 20, 2000 Stewart R. Horejsi, on behalf of the Trusts, sent a letter to Thomas Mooney requesting the Board of First Financial Fund nominate Richard I. Barr for election at the annual meeting. The December 20, 2000 letter prepared by Mr. Horejsi with enclosure is attached as Exhibit 8 and incorporated in this statement by reference.


Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares.
 The Stewart Trust is the direct beneficial owner of 1,697,900 Shares, or approximately 6.89% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 1,290,100 Shares, or approximately 5.24% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth purchases of the Shares by the Susan Trust since November 22, 2000. Such purchases were effected by the Susan Trust on the New York Stock Exchange.



         Date         Amount of Shares        Approximate Price
                                                   Per Share
                                          (exclusive of commissions)

       11/22/00              6000                   $9.3750
       11/22/00              6000                   $9.3750
       11/22/00              5000                   $9.3750
       11/27/00              5000                   $9.5625
       11/28/00              5000                   $9.6250
       11/28/00              5000                   $9.6250
       11/28/00              2800                   $9.6250
       11/28/00              2000                   $9.6250
       11/28/00              2000                   $9.5625
       11/28/00               200                   $9.5625
       11/29/00             12000                   $9.6250
       11/29/00             10000                   $9.6250
       11/29/00              2000                   $9.6250
       11/30/00             10000                   $9.6250
       11/30/00              8800                   $9.6250
       11/30/00              8300                   $9.6250
       11/30/00              1200                   $9.6250
       12/01/00             14400                   $9.6250
       12/01/00              5000                   $9.6250
       12/01/00              2400                   $9.6250
       12/01/00               200                   $9.6250
       12/04/00             15000                   $9.6250
       12/04/00              5000                   $9.6250
       12/05/00              5000                   $9.6250
       12/05/00              5000                   $9.6250
       12/05/00              5000                   $9.5625
       12/05/00              2000                   $9.6250
       12/05/00              2000                   $9.6250
       12/05/00              2000                   $9.6250
       12/06/00             10000                   $9.6875
       12/06/00              5000                   $9.6875
       12/06/00              1500                   $9.6250
       12/07/00              5000                   $9.6250
       12/07/00              3500                   $9.5625
       12/08/00              3200                   $9.7500
       12/11/00             10000                   $9.8750
       12/11/00             10000                  $10.0000
       12/11/00              5000                  $10.0625
       12/11/00              5000                   $9.9375
       12/11/00              2800                   $9.7500
       12/11/00              2000                  $10.0000
       12/11/00              1500                  $10.0000
       12/11/00              1200                  $10.0000
       12/11/00               200                  $10.0625
       12/12/00              5000                  $10.0625
       12/12/00              5000                  $10.0000
       12/12/00              5000                  $10.0000
       12/12/00              5000                   $9.9375
       12/12/00              2000                  $10.0000
       12/12/00              1000                  $10.0625
       12/13/00              5000                  $10.0000
       12/13/00              5000                  $10.0000



Item 7.	Material to be filed as Exhibits

	Exhibit 8:   Letter from Stewart R. Horejsi to Thomas
Mooney dated December 20, 2000 with enclosure.



                            Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2000


                                /s/ Stewart R. Horejsi

                                Stewart R. Horejsi



                               /s/ Stephen C. Miller
                               Stephen C. Miller, as Vice
                               President of Badlands Trust
                               Company, trustee of the Ernest
                               Horejsi Trust No. 1B, the Lola
                               Brown Trust No. 1B, the Mildred B.
                               Horejsi Trust, the Stewart R.
                               Horejsi Trust No. 2, the Susan L.
                               Ciciora Trust, and the John S.
                               Horejsi Trust.





                                Exhibit 8

                        Ernest Horejsi Trust No. 1B
                          Lola Brown Trust No. 1B
                          Mildred B. Horejsi Trust
                       Stewart R. Horejsi Trust No. 2
                          SUSAN L. CICIORA TRUST
                          John S. Horejsi Trust
                       c/o Badlands Trust Company
                               614 Broadway
                                PO Box 801
                           Yankton, SD  57078



December 20, 2000

Via Certified Mail


Mr. Thomas Mooney
55 Saint Paul Street.
Rochester, New York 14604

		Re:	Nomination for the Board of Directors for First
                  Financial Fund

Dear Mr. Mooney:

On behalf of the Trusts listed above, I am writing to ask that First Financial Fund's Board nominate for election at the next annual meeting Richard I. Barr, whose resume is attached to this letter. I think you will find Mr. Barr well qualified to be a Board member and his credentials to be impressive.

As you know, the Trusts are the largest shareholders in the Fund, representing, in the aggregate, over 35% of the Fund's shares.
 The Trusts believe that they should have an active role in determining who represents the Fund's shareholders. While several changes in the makeup of the Board have occurred during the last several years, the Trusts have not been consulted with respect to those changes and have had no input in the decisions to identify Board members. As a result of these considerations, we believe that the Trust's views on the directors to be elected in 2001 deserve the support of the Fund.

Our suggestion of Mr. Barr is based on the assumption that only one Board seat will be up for election in 2001. If the Fund were to decide to increase the size of the Board, the Trusts will have suggestions for any additional seats.

We would appreciate your response as soon as possible and in any event within the next four weeks, or by the close of business on Friday, January 12, 2001. If the Fund chooses not to nominate the candidates put forth by the Trusts, the Trusts will have no choice other than to consider filing their own proxy statement to solicit proxies in opposition to the Board. As you are aware, the procedural hurdles that the Fund has chosen to enact require that the Trusts give the Fund written notice of any shareholder nominations early in 2001. Hence if a proxy contest is to be avoided, we will have to hear back from you quickly. While we have made no decision with respect to any proxy contest, we believe a proxy contest would be expensive for the Fund's shareholders. We hope you will save the Fund and its shareholders the needless cost of an expensive proxy contest and agree to nominate Mr. Barr.

Thank you for your consideration. Feel free to contact me via email at shorejsi@mindspring.com, by telephone at 246-422-2464 or the address listed above if you would like to discuss this matter further. I look forward to hearing from you.

Sincerely,

/s/ Stewart R. Horejsi

Stewart R. Horejsi


Cc:  Sheila E. Wilson





                              RICHARD BARR

                          2502 E. Solano Drive
                            Phoenix, AZ 85016

                        Telephone: (602) 955-6279
                           Fax: (602) 955-7548

Business Experience

*	Director, Boulder Total Return Fund, Inc., 1998 - present

*	President and Director, Advantage Sales and Marketing,
      Phoenix, Arizona, 1997-1999

*	President and CEO, C,B,S. Marketing, 1976-1997

*	Board of Directors, National Chairman, 1998, Association of Sales
      and Marketing Companies (formerly National Food Brokers Association) 1992-1998

*	Board of Directors, President, 1994, Valley Big Brothers/Big Sisters,
      1988-1995

*	Board of Advisors, Kansas University Business School,
      1995-present

*	Board of Directors, St. Mary's Food Bank, 1990-1996

*	President, Arizona Food Brokers Association, 1992, 1994, 1996

*	Advisory Board Member, Various food manufacturers, including H.J.
      Heinz, ConAgra, Kraft Foods, M&M Mars, etc., 1980 - present